Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF OCTOBER 28, 2013

DATE, TIME AND PLACE:  On October 28,  2013, at 8:30 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela – 2nd   floor, room 214 in the city and state of São Paulo.

CHAIR:  Alberto Sozin Furuguem

QUORUM:   The totality of effective members.

RESOLUTION UNANIMOUSLY ADOPTED:

1.	Following examination of the Company’s account statements for the period from January to September 2013, the Councilors resolved to draft the following opinion:

“The members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having perused the Account Statements for the period from January to September of 2013, have verified the accuracy of all the items examined and, in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted by the company during the period.”

CONCLUSION: With the work of the council concluded, these minutes were duly signed, having been drafted, read and approved by all. (signed) Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Councilors; José Caruso Cruz Henriques – Alternate Councilor.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer